Exhibit 12

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2017	2016	2015	2014	2013 (1)
	(in millions)
Income before extraordinary item	$433	$276	$261	$252	$269
Income taxes	(9)	149	145	131	146
Capitalized interest	(6)	(6)	(8)	(10)	(10)
	418	419	398	373	405
Fixed charges, as defined:

Interest	205	217	223	227	232
Capitalized interest	6	6	8	10	10
Interest component of rentals charged to operating expense	—	—	—	—	—
Total fixed charges	211	223	231	237	242

Earnings, as defined	$629	$642	$629	$610	$647

Ratio of earnings to fixed charges	2.98	2.88	2.72	2.57	2.67

(1)	Excluded from the computation of fixed charges for the year ended December 31, 2013 is interest income of less than $1 million, which is included in income tax expense.

(2)	Net income for the year ended December 31, 2017 includes a reduction in income taxes of $158 million due to tax reform. See Note 9 for further discussion of the impacts of tax reform implementation.